                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                   FORM U-9C-3

                                QUARTERLY REPORT


                      FOR THE QUARTER ENDED MARCH 31, 2002

   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935



   This report is being submitted as a combined filing for NiSource Inc. and
                             Columbia Energy Group.



 Please direct all inquiries to Jeffrey Grossman, Vice President and Controller of NiSource Inc. at 219-647-5675



                       NISOURCE INC./COLUMBIA ENERGY GROUP
                                801 E 86th Avenue
                             Merrillville, IN 46410

                                    CONTENTS

                                                                                                                Page
ITEM 1.  ORGANIZATION CHART..............................................................................         3

ITEM 2.  ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS..................................         4

ITEM 3.  ASSOCIATE TRANSACTIONS..........................................................................         4

ITEM 4.  SUMMARY OF AGGREGATE INVESTMENT.................................................................         5

ITEM 5.  OTHER INVESTMENTS...............................................................................         5

ITEM 6.  FINANCIAL STATEMENTS AND EXHIBITS...............................................................         5

EXHIBITS     ............................................................................................         6

SIGNATURE................................................................................................         6

EXHIBIT A................................................................................................         7

ITEM 1.  ORGANIZATION CHART

                                                                                               PERCENTAGE
                                                    ENERGY OR                                   OF VOTING
                                                   GAS-RELATED      DATE OF       STATE OF     SECURITIES
NAME OF REPORTING COMPANY                            COMPANY      ORGANIZATION  ORGANIZATION      HELD        NATURE OF BUSINESS
------------------------------------------------------------------------------------------------------------------------------------
Columbia Deep Water Services Company (Deep Water)  Gas-related      01/07/98      Delaware        100%     (Non-FERC jurisdictional
                                                                                                           gas pipeline development

Columbia Pipeline Corp. (CPC)                      Gas-related      10/30/98      Delaware        100%     Holding company for
                                                                                                           (non-FERC jurisdictional
                                                                                                           gas pipeline companies

Natural Gas Development                            Gas-related      10/22/96    Massachusetts     100%     Interstate pipeline

Granite State Gas Transmission                     Gas-related      10/24/55    New Hampshire     100%     Interstate pipeline

EnergyUSA-TPC Corporation                         Energy-related    08/10/00      Delaware        100%     Gas marketing

KGF Trading Company                               Energy-related    07/31/92       Indiana        100%     Marketing company

NiSource Pipeline Group, Inc.                      Gas-related      05/24/99       Indiana        100%     Holding company

Crossroads Pipeline Company                        Gas-related      04/05/93       Indiana        100%     Interstate gas pipeline

NI Energy Services Transportation, Inc.            Gas-related      06/18/98       Indiana        100%     Interstate gas pipeline

NI-TEX Gas Services, Inc.                          Gas-related      03/30/87      Delaware        100%     Gas storage

NI-TEX, Inc.                                       Gas-related      08/26/88       Indiana        100%     Intrastate gas pipeline

NiSource Energy Technologies, Inc.                Energy-related    10/27/00       Indiana        100%     Development of fuel cell
                                                                                                           technology

EnergyUSA Appalachian Corporation                 Energy-related    02/19/01       Indiana        100%     Gas Marketing

NESI Power Marketing, Inc.                        Energy-related    07/18/96       Indiana        100%     Gas Marketing

SunPower Corporation                              Energy-related      N/A            N/A         14.66%    Development of energy
                                                                                                           technologies

NewPower Holdings                                 Energy-related    06/29/00      Delaware        0.95%    Gas Marketing

Acumentrics Corporation                           Energy-related      N/A            N/A          3.50%    Developer of Solid Oxide
                                                                                                           Fuel Cells

ITEM 2.  ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:

  Company       Type of        Principal                                    Person to        Collateral      Consideration
  Issuing      Security        Amount of      Issue or       Cost of       Whom Security     Given with      Received for
  Security      Issued         Security       Renewal        Capital        was Issued        Security       Each Security
---------------------------------------------------------------------------------------------------------------------------
None

CAPITAL CONTRIBUTIONS:

       Company                       Company
     Contributing                   Receiving                    Amount of
       Capital                       Capital                Capital Contribution
------------------------------------------------------------------------------------
None

ITEM 3.  ASSOCIATE TRANSACTIONS

PART I. TRANSACTIONS PERFORMED BY REPORTING COMPANIES ON BEHALF OF ASSOCIATE COMPANIES

  Reporting      Associate
   Company        Company        Types of       Direct      Indirect                 Total
  Rendering      Receiving       Services        Costs        Costs      Cost of     Amount
  Services       Services        Rendered       Charges      Charges     Capital     Billed
---------------------------------------------------------------------------------------------
None

PART II. TRANSACTIONS PERFORMED BY ASSOCIATE COMPANIES ON BEHALF OF REPORTING COMPANIES

  Associate Company      Reporting Company     Types of Services    Direct Costs   Indirect Costs    Cost of    Total Amount
 Rendering Services     Receiving Services         Rendered            Charged         Charges       Capital       Billed
------------------------------------------------------------------------------------------------------------------------------
Columbia Gulf                                     Operation &
  Transmission              Deep Water            Maintenance                         $ 11,418         N/A      $    11,418

 NiSource Corporate
  Services Company       Columbia Pipeline      Administrative       $    20,398                       N/A      $    20,398

 NiSource Corporate
  Services Company       NiSource Pipeline      Administrative       $    94,046                       N/A      $    94,046

 NiSource Corporate
  Services Company     NiSource Energy Tech.    Administrative       $    85,531                       N/A      $    85,531

NiSource Corporate
Services Company         Granite State Gas      Administrative       $    94,046                       N/A      $    94,046

NiSource Corporate
Services Company      Crossroads Pipeline          Administrative    $    92,955                       N/A      $    92,955

ITEM 4.  SUMMARY OF AGGREGATE INVESTMENT

($ in thousands)
----------------------------------------------------------------------------------------------------------------
INVESTMENTS IN ENERGY-RELATED COMPANIES:
   Total consolidated capitalization as of March 31, 2002                           9,764,215             Line 1
   Total capitalization multiplied by 15% (line 1 multiplied by 0.15)               1,464,632             Line 2
   Greater of $50 million or line 2                                                 1,464,632             Line 3
   Total current aggregate investment:  (categorized by major line of energy-related business)
     Energy-related business                                                            6,000
----------------------------------------------------------------------------------------------------------------
   Total current aggregate investment                                                   6,000             Line 4
----------------------------------------------------------------------------------------------------------------
   Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered
    holding company system (line 3 less line 4)                                     1,458,632             Line 5
----------------------------------------------------------------------------------------------------------------
INVESTMENTS IN GAS-RELATED COMPANIES                                                  145,369
================================================================================================================

ITEM 5. OTHER INVESTMENTS

 Major Line of Energy-         Other Investment in          Other Investment in        Reason for difference
   Related Business            last U-9C-3 Report           this U-9C-3 Report          in Other Investment
------------------------------------------------------------------------------------------------------------
         None                    $ 1,986,553,402              $ 2,238,881,002                    *

* For Columbia, the scope of the reporting of other investments includes investments, including gas-related guarantees, made before February 14, 1997, in pre-existing subsidiaries that could have been acquired pursuant to Rule 58 (b) (2). These companies include Columbia Gas Transmission Corp., Columbia Gulf Transmission Co., Columbia Natural Resources, Inc., Columbia Energy Services Corp., and Columbia Propane Corp. The difference is primarily attributable to a $274 million aggregate increase in guarantees to Columbia Energy Resources.

* For NiSource Inc. the scope of the reporting of other investments includes investments made prior to 11-1-00 in pre-existing subsidiaries that could have been acquired pursuant to Rule 58 (b) (2).

ITEM 6.  FINANCIAL STATEMENTS AND EXHIBITS

List all financial statements and exhibits filed as a part of this report.

Confidential treatment requested.

                                    SIGNATURE

EXHIBITS

1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

         NOT APPLICABLE

2. Certificate stating that a copy of the reports for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

         EXHIBIT A


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         NiSource Inc
                                             ---------------------------------
                                                        (Registrant)







Date:    May 30, 2002                    By:           /s/ J. W. Grossman
                                               ---------------------------------
                                                       Jeffrey W. Grossman
                                                  Vice President and Controller
                                                  (Principal Accounting Officer
                                                  and Duly Authorized Officer)

                                    EXHIBIT A

CERTIFICATE

NiSource's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended December 31, 2001 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

The names and addresses of each such state utility commission is:

     Commonwealth of Kentucky Public Service Commission
     730 Schenkel Lane
     Frankfort, KY 40602

     Public Service Commission of Maryland
     6 St. Paul Centre
     Baltimore, MD 21202

     Public Utilities Commission of Ohio
     180 East Broad Street
     Columbus, OH 43215

     Pennsylvania Public Utility Commission
     901 North 7th Street Rear
     Harrisburg, PA 17105-3265

     Virginia State Corporation Commission
     1300 East Main Street
     Richmond, VA 23219

     Indiana Utility Regulatory Commission
     302 West Washington Street, Room E 306
     Indianapolis, IN  46204

     Maine Public Utilities Commission
     242 State Street
     Augusta, ME  04333

     Massachusetts Department of Telecommunications & Energy
     One South Station
     Boston, MA  02110

     New Hampshire Public Utilities Commission
     8 Old Suncook Road
     Concord, NH  03301



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